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                      SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C. 20549

                       AMENDMENT NO. 2 TO SCHEDULE 13E-4

                               (FINAL AMENDMENT)

                         ISSUER TENDER OFFER STATEMENT
     (PURSUANT TO SECTION 13(e)(1) OF THE SECURITIES EXCHANGE ACT OF 1934)

                              SCPIE HOLDINGS INC.
                 (Name Of Issuer and Person Filing Statement)

                   COMMON STOCK, PAR VALUE $0.0001 PER SHARE
                        (Title of Class of Securities)

                                   C-78402P
                     (CUSIP Number of Class of Securities)

                                 DONALD J. ZUK
                              SCPIE HOLDINGS INC.
                            1888 CENTURY PARK EAST
                         LOS ANGELES, CALIFORNIA 90067
                                (310) 551-5900
(Name, Address and Telephone Number of Person Authorized to Receive Notices and
          Communications on Behalf of the Person(s) Filing Statement)

                                   Copy to:

                              DAVID A. HAHN, ESQ.
                               LATHAM & WATKINS
                           701 B STREET, SUITE 2100
                       SAN DIEGO, CALIFORNIA 92101-8197
                                (619) 236-1234

                               OCTOBER 14, 1999
    (Date Tender Offer First Published, Sent or Given to Security Holders)

                           CALCULATION OF FILING FEE

         TRANSACTION VALUATION*                  AMOUNT OF FILING FEE

              $75,000,000                              $15,000

* For the purpose of calculating the filing fee only, this amount is based on the purchase of 2,000,000 shares of Common Stock at the maximum tender offer price of $37.50 per share.

[X] Check box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the form or schedule and the date of its filing.

Amount Previously Paid:    $15,000            Filing party:  SCPIE Holdings Inc.
Form or Registration No.:  Schedule 13E-4     Date Filed:    October 14, 1999
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    This Amendment No. 2 amends and supplements the Issuer Tender Offer
Statement on Schedule 13E-4 (the "Schedule 13E-4"), dated October 14, 1999, filed by SCPIE Holdings Inc., a Delaware corporation (the "Company"), relating to the offer by the Company to purchase up to 2,000,000 shares of its Common Stock, par value $0.0001 per share (including the associated preferred stock purchase rights (the "Rights") issued pursuant to the Rights Agreement dated as of May 13, 1997, as amended as of October 19, 1998 and August 4, 1999, between the Company and ChaseMellon Shareholder Services, L.L.C., as the Rights Agent), at prices not in excess of $37.50 nor less than $34.25 per share, net to the seller in cash, without interest thereon, upon the terms and subject to the conditions set forth in the Offer to Purchase dated October 14, 1999 and in the related Letter of Transmittal (which, as amended or supplemented from time to time, together constitute the "Offer"), copies of which are attached as Exhibit
(a)(1) and (a)(2) to the Schedule 13E-4. Capitalized terms defined in the
Schedule 13E-4 and not otherwise defined herein shall have the meanings specified in the Schedule 13E-4.

ITEM 1.  SECURITY AND ISSUER.

    Item 1 of the Schedule 13E-4 is hereby supplemented and amended by adding the following:

    The Offer expired at 12:00 Midnight, New York City time, on November 10, 1999. The Company accepted a total of 2,023,973 Shares at a purchase price of $35.00 per Share. The Company increased its offer, as permitted by applicable rules, to accept the additional 23,973 shares for purchase in order to prevent proration. As of October 5, 1999, the Company had 12,068,462 Shares outstanding. Following the purchase of the Shares properly tendered in the Offer, the Company has approximately 10,044,489 Shares outstanding.

ITEM 8.  ADDITIONAL INFORMATION.

    Item 8(e) of the Schedule 13E-4 is hereby supplemented and amended by adding the following:

    On November 10, 1999, the Company issued a press release announcing a clarification of the guaranteed delivery procedures of the Offer, a copy of which is filed as Exhibit (a)(12) hereto and is incorporated herein by reference. On November 11, 1999, the Company issued a press release announcing the preliminary results of the Offer, a copy of which is filed as Exhibit
(a)(13) hereto and is incorporated herein by reference. On November 18, 1999, the Company issued a press release announcing the final results of the Offer, a copy of which is filed as Exhibit (a)(14) hereto and is incorporated herein by reference.

ITEM 9.  MATERIAL TO BE FILED AS EXHIBITS.

    Item 9 is hereby amended by the addition of the following Exhibits:

    (a)(12) Press Release dated November 10, 1999.
    (a)(13) Press Release dated November 11, 1999.
    (a)(14) Press Release dated November 18, 1999.
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                                   SIGNATURE

    After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: November 17, 1999                   SCPIE Holdings Inc.


                                           By: /s/  Donald J. Zuk
                                               ---------------------------------
                                               Name:  Donald J. Zuk
                                               Title: President and Chief
                                                       Executive Officer
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                                 EXHIBIT INDEX

EXHIBIT
NUMBER        DESCRIPTION
------        -----------

(a)(12)       Press Release dated November 10, 1999.
(a)(13)       Press Release dated November 11, 1999.
(a)(14)       Press Release dated November 18, 1999.